August 30, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Laura Nicholson, Special Counsel

Re:	Alliance MMA, Inc. Registration Statement on Form S-1 Filed August 16, 2016 File No. 333-213166

Dear Ms. Nicholson:

We are responding below, on behalf of Alliance MMA, Inc. (the “Company”), to the staff’s comments on the above-referenced Registration Statement. In addition, the Company is submitting for filing, via the Commission’s EDGAR system, Amendment No. 1 to the Registration Statement, which contains the revisions noted below as well as other clarifying or supplemental changes.

The headings and paragraph numbers below correspond to the headings and paragraph numbers used in the comment letter and, for ease of reference, the staff’s comments appear in bold italicized text.

Prospectus Cover Page

1.	Please revise to disclose the date the offering will end. See Item 501(b)(8)(iii) of Regulation S-K.

The Company has revised the Registration Statement to disclose the date the offering will end.

2.	We note your revised disclosure that you anticipate that trading of your common stock on the Nasdaq Capital Market will commence on the business day following “the completion of this offering,” subject to final listing approval from Nasdaq. Please revise to clarify whether “completion of this offering” refers to completion of the initial closing in the event you sell the minimum number of shares.

The Company has revised the Registration Statement to indicate that “completion of this offering” will be deemed to occur upon the first closing held after the Company has sold the minimum number of shares.

Securities and Exchange Commission

August 30, 2016

Management, page 52

3.	We note your disclosure that Messrs. Gracie, Shefts, Tracy and Watson will become directors upon the completion of the offering. Please file consents for Messrs. Gracie, Shefts, Tracy and Watson. Refer to Rule 438 under the Securities Act of 1933.

The Company is filing consents for Messrs. Gracie, Shefts, Tracy and Watson with Amendment No. 1.

Principal Stockholders, page 64

4.	We note the June 30, 2016 reference dates. Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

The Company has revised the Registration Statement to provide the required information as of August 29, 2016.

Exhibit 5.1

5.	Please refer to the seventh paragraph and language that “[t]his opinion is intended solely for use in connection with the issuance and sale of the Shares pursuant to the Registration Statement and the Prospectus and is not to be relied upon for any other purpose or delivered to or relied upon by any other person without our prior written consent.” Investors are entitled to rely on the opinion. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19 dated October 14, 2011. Please have counsel revise to remove any implication that investors are not entitled to rely on the opinion.

Counsel has revised the opinion to remove any implication that investors are not entitled to rely on it. The revised opinion is filed with Amendment No. 1.

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Please feel free to contact the undersigned at (212) 599-0700 with any questions or comments.

Sincerely,

MAZZEO SONG P.C.

By: /s/ Robert L. Mazzeo
Robert L. Mazzeo

cc:	Paul K. Danner, III

Chief Executive Officer